Exhibit 15.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statements No. 333-155247 and No. 333-173149 on Form F-3 of our report dated June 6, 2011, relating to the consolidated financial statements of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective adjustment to the consolidated statement of cash flows for the year ended December 31, 2009 as required by the amendment to International Accounting Standard 7), and our report dated June 6, 2011, relating to the effectiveness of the Group’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of the Group for the year ended December 31, 2010.
/s/ Deloitte, S.L.
DELOITTE S.L.
Madrid, Spain
June 6, 2011